November 14, 2011

Lisa H. Etheredge

Staff Accountant

Division of Corporation Finance

100 F Street, N.E.

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:      Abakan Inc.

Amendment 1 to Current Report on Form 8-K Filed September 27, 2011

Current Report on Form 8-K Filed March 25, 2011

Annual Report on Form 10-K for the Fiscal Year Ended May 31, 2011 Filed September 13, 2011

File No. 0-52784

Dear Ms. Etheredge:

Thank you for your comments dated October 17, 2011, to Abakan Inc.’s submissions on Form 8-K/A filed on September 27, 2011, on Form 8-K filed on March 25, 2011, and on Form 10-K filed on September 13, 2011

We have electronically filed amended copies of our current report on Form 8-K/A-2, our annual report on Form 10-K/A for the year ended May 31, 2011 and our quarterly report on Form 10-Q/A, with the Commission. In addition we have included redlined copies of each filing as part of this correspondence for your reference.

Please direct copies of all responses and any additional comments to us at the following address:

Robert H. Miller

            Chief Executive Officer

            Abakan Inc.

            2665 S. Bayshore Drive, Suite 450

            Miami, Florida 33133

            Telephone: (786) 206-5368

            Facsimile: (786) 347-7706

The following are our detailed responses to your comments.

Amendment 1 to Current Report on Form 8-K Filed September 27, 2011

Overview, page 6

1.                  We note your response to comment 10 from our letter dated August 10, 2011. Please revise your disclosure to clarify that your 20% indirect interest in MesoCoat as a result of your 41 % non-controlling interest in Powdermet is in addition to your 51 % controlling interest in MesoCoat. Your disclosure should clearly indicate that as a result of your ownership in Powdermet, you have a combined 71 % interest in MesoCoat through both direct and indirect ownership interests.

Response:

We have amended our disclosure to clearly indicate that as a result of our ownership in Powdermet we have a combined 71% interest in MesoCoat though both direct and indirect ownership interest as follows:

“The Company has to date acquired a 51% controlling interest in MesoCoat and a 41% non-controlling interest in Powdermet. Since Powdermet owns 49% of MesoCoat, the Company’s interest in Powdermet represents an additional 20% indirect interest in MesoCoat equal to a 71% combined interest in MesoCoat.”

License Agreement with Powdermet, Inc. page 14; MesoCoat's exclusivity agreement with Mattson Technology, Inc., page 15; MesoCoat's exclusive patent license agreement with UTBattelle LLC, page 15; Cooperation agreement with Petroleo Brasileiro S.A., page 16

2.         We note your responses to comments 12, 16, 19, and 23 in our letter dated August 10, 2011, in which you indicate that you are requesting confidential treatment for the agreements covered by those comments. Please note that the statements in your responses do not constitute a request for confidential treatment. To request confidential treatment for information in the agreements, you must prepare and submit a separate confidential treatment application. In preparing the application, please refer to Rule 24b-2 under the Securities Exchange Act of 1934 and our Staff Legal Bulletin No.1 (dated February 28, 1997) and its July 11, 2001 addendum, both of which are available on our website. Please submit your confidential treatment application as soon as possible to the Commission's Office of Secretary.

Response:

On receipt of this comment we contacted Mr. Rufas G. Decker and explained that Abakan had in fact submitted a separate confidential treatment application to the Commission’s Office of Secretary in accord with the mandated procedure. Mr. Decker advised that in the event the Commission was unable to locate the submission Abakan would be so advised. We have not heard further in response to this comment and therefore believe that the Commission’s Office of Secretary is in receipt of our confidential treatment application.

Patents. Trademarks, Licenses, Franchises, Concessions, Royalty Agreements and Labor Contracts, page 16

3.                  We note your response to comment 18 in our letter dated August 10, 2011 and your revised disclosure. Please further revise your disclosure to disclose the number of years remaining in the term of each patent. Please refer to Item 101 (h)(4)(vii) of Regulation S-K.

Response:

We have amended our disclosure to indicate the number of years remaining in the term of each patent as set forth below:

“Patents. Trademarks. Licenses. Franchises. Concessions. Royalty Agreements and Labor Contracts

The Company has no patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts other than those held by MesoCoat and Powdermet.

MesoCoat's patents include: one non-exclusively licensed patent which remains in place until February 21, 2016; six exclusively licensed patents from Powdermet, the earliest of which expires May 30, 2020 (see dates below); two exclusively licensed patents from Oak Ridge National Lab, which expire on March 15, 2019 and July 30, 2024; and three pending U.S. Patents and two pending global patents, all of which expire in 2030 or after.

Powdermet's patents include: six U.S. Patents, which have expiry dates of May 30, 2020, December 7, 2020, July 12, 2022, August 22, 2022, April 6, 2025 and June 23, 2026; and an exclusively licensed patent from Ultramet Inc., which expires on February 21, 2016. Powdermet also has trademarks and licenses which it will use to protect its assets as necessary.

Patents in general remain in place 20 years from application and 17 years from issuance."

Gross Profit/Gross Loss, page 31

  We note your response to comment 25 from our letter dated August 10, 2011. It is unclear why the completion of work in the nine month period ended February 28, 2010 that was deemed unbillable would have resulted in an increase to gross loss during the nine month period ended February 28, 2011. Please revise your filing as necessary to explain more fully the reasons for the increase in gross loss during the nine month period ended February 28, 2011 as compared to the nine months ended February 28, 2010.

Response:

We have amended our disclosure explain more fully the reasons for the increase in gross loss during the nine month period ended February 28, 2011 as compared to the nine months ended February 28, 2010 as follows:

“Gross profit for the three month period ended February 28, 2011 was $207,426 as compared to a gross loss of $168,607 for the three month period ended February 28, 2010. Gross loss for the nine month period ended February 28, 2011 was $206,642 as compared to $65,573 for the nine month period ended February 28, 2010, an increase of 215%.

The transition to gross profit from gross loss over the comparative three month periods can be primarily attributed to procurement of four new government contracts in the current period which resulted in an increase in revenues to $757,589 from $102,952, an increase of 636% offset by an increase in the cost of revenues to $550,162 from $271,559, an increase of 103%. The increase in the cost of revenue over the comparative three month periods can be attributed to the added cost associated with the new government contracts.

The increase in gross loss over the comparative nine month periods can be primarily attributed to the completion of work in the current period that resulted in an increase in the cost of revenues to $1,548,736 from $378,878, an increase of 309% offset by the increase in revenues to $1,342,094 from $313,305, an increase of 328%. The increase in the cost of revenue can be attributed to the added cost associated with new government contracts.

Gross loss for the year ending May 31, 2010 was $69,052 as compared to gross profit of $94,419 for the year ending May 31, 2009.

The transition to gross loss from gross profit over the comparative annual periods can be primarily attributed to the disproportionate increase in the cost of revenues relative to the increase in revenues. Although revenue increased to $607,956 from $219,496, an increase of 177% due to the number of government contracts commissioned to eight in 2010 from two in 2009, cost of revenue increased to $677,008 from $125,077, an increase of 441%. The increase in the cost of revenue can be attributed to the added cost associated with new government contracts.

MesoCoat expects to maintain a gross profit going forward through an anticipated increase in revenues associated with new contracts.”

Liquidity and Capital Resources -MesoCoat, page 33

5.                  We note your response to comment 26 from our letter dated August 10, 2011. As previously requested, please disclose how much capital you expect will be required to fund the construction of your manufacturing plant in Euclid, Ohio and the machinery and equipment that will be needed to put the plant into operation. Please also disclose how your business and your financial statements would be affected if you are unable to obtain sufficient funds to finance construction of the Euclid, Ohio plant.

Response:

We have amended our disclosure to disclose how much capital we expect will be required to fund the construction of MesoCoat’s manufacturing plant in Euclid, Ohio and the machinery and equipment that will be needed to put the plant into operation. Further, we have included a discussion of how our business and our financial statements would be affected if MesoCoat is unable to obtain sufficient funds to finance the construction of the Euclid, Ohio plant as follows:

“MesoCoat expects to continue to use cash flow in investing activities in connection with financing the construction of a new 11,000 sq. ft. manufacturing plant in Euclid, Ohio in addition to the purchase of machinery and equipment that will be needed to put the plant into operation. We estimate that $6.8 million will be required to fund the construction and equipment required of which $562,737 had been allocated to construction in progress including $125,804 in accruals as of February 28, 2011.  MesoCoat will require approximately an additional $6.24 million to complete the project which funding is yet to be committed to the facility. Should MesoCoat be unable to secure sufficient funds to complete the project in Euclid, Ohio on a timely basis, the commercialization timetable for certain of its products and certain contracts that it expects to be fulfilled at the new plant will be delayed until such time as sufficient funds are obtained and the project completed. Smaller contracts and grant work being carried out at MesoCoat’s existing facilities and at third party locations will not be impacted by the delay though its operating results will be negatively affected on a prospective basis by a delay or abandonment of the project.”

6.                  We note your response to comment 26 in our letter dated August 10, 2011 in which you indicate that MesoCoat has obtained verbal commitments for future capital expenditures from you and Powdermet to fund any shortfalls in the construction of its new manufacturing facility if it is unable to raise funds in the normal course of business. If you are a party to an oral contract that would be required to be filed as an exhibit under Item 601(b)(10) of  Regulation S-K if it were written, you should provide a written description of the contract as an exhibit to the Form 8-K. For guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of our "Compliance and Disclosure Interpretations" available on our website.

Response:

We have amended our disclosure to clarify that our verbal commitment to fund any shortfalls in the construction does not rise to the threshold requirements of an oral contract that would be need to be filed as an exhibit under Regulation S-K. Rather our commitment should be constructed as a position that stems from our status as a shareholder rather than as an obligor as follows:

“MesoCoat has plans for significant purchases of plant and equipment in connection with the construction of a new manufacturing facility in Euclid, Ohio. The shareholders of MesoCoat are committed to sourcing the capital requisite to fund the construction and purchase of equipment to the extent that MesoCoat is not able to do so through the normal course of business. MesoCoat is also in the process of securing a $1,000,000 loan from the Ohio Third Frontier program that on approval could be drawn down at any time to assist in financing the project. Should MesoCoat be unsuccessful in procuring the capital requisite to fund the construction of the Euclid manufacturing facility and the related purchase of equipment on a timely basis or at all, its operating results will be negatively affected on a prospective basis by any potential delay or abandonment of the project.”

Liquidity and Capital Resources -the Company, page 35

7.                  You disclose on page 36 that you have no plans for any significant purchase or sale of any plant or equipment. However, MesoCoat's liquidity discussion on page 35 indicates that Abakan has along with Powdermet verbally committed to fund any shortfalls in the construction of its new manufacturing plant if MesoCoat is unable to raise funds in the normal course of business. Please revise Abakan's liquidity discussion on page 36 to disclose this commitment and management's plans for being able to meet this commitment to MesoCoat. We note your disclosure on page 36 that Abakan's current assets are insufficient to satisfy its cash needs over the next 12 months. Thus it is unclear how you would fund this commitment if MesoCoat is unable to raise the necessary funds. Please disclose how your business and your financial statements would be affected if you are unable to fulfill your commitment to fund construction of MesoCoat's Euclid, Ohio plant.

Response:

We have amended our disclosure to include our verbal commitment to fund any shortfalls in the construction of MesoCoat’s new manufacturing facility should MesoCoat be unable to raise funds in the normal course of business for this purpose as follows:

“The Company has plans for significant purchases of plant and equipment in connection with the operations of MesoCoat, which include the construction of a new manufacturing facility in Euclid, Ohio. We and Powdermet, as shareholders of MesoCoat, are committed to sourcing the capital requisite to fund the construction and purchase of equipment to the extent that MesoCoat is not able to do so through the normal course of business. Should the Company be called upon to assist MesoCoat to source the capital requisite to fund the construction and purchase of equipment for the Euclid, Ohio manufacturing facility it would rely on its own ability to realize financing through debt or equity offerings in addition to coordinating efforts with Powdermet to secure access to prospective third party lending institutions or prospective joint venture partners. Should MesoCoat be unsuccessful in procuring the capital requisite to fund the construction of the Euclid manufacturing facility and the related purchase of equipment on a timely basis or at all, The Company’s operating results will be negatively affected on a prospective basis by any potential delay or abandonment of the project.”

Legal Proceedings, page 55

8.                  We note your response to comment 35 in our letter dated August 10, 2011 and your revised disclosure. Please further revise your disclosure to indicate the verdict returned by the jury.

Response:

We have amended our disclosure in response to comment 35 in your letter dated August 10, 2011 to indicate the verdict returned by the jury as follows:

“Legal proceedings were initiated by Powdermet against Dean M. Baker and Advanced Powder Solutions (APS), Inc. et al (“Baker”) in July of 2006 in the Superior Court of the State of California, County of Los Angeles. The claims alleged violation of the Uniform Trade Secrets Act, misappropriation of trade secrets, breach of contract, conversion and intentional interference with prospective business advantage. The claim sought damages of $10,000,000 and punitive damages of $20,000,000 plus the legal fees incurred in prosecuting the suit. The suit was taken to jury trial on March 17, 2011 and on May 12, 2011 a jury verdict was rendered in favor of Baker. Under California law the decision resulted in the award of $18,141 in court costs to Baker. Powdermet is now evaluating the prospect of further legal action related to this case.

Director Compensation, page 55: Executive Compensation. page 57

9.                  Please update your disclosures to provide information for your fiscal year ended May 31, 2011.

Response:

            We have updated our disclosure to provide information for our fiscal year ended May 31, 2011.

Exhibit 99.1 -MesoCoat. Inc. Unaudited Condensed Financial Statements

Unaudited Condensed Statements of Cash Flows. page F-4

10.       We note your response to comment 43 from our letter dated August 10, 2011 and your revisions to the supplemental non-cash transactions section of your cash flow statement. However, it appears that you are still including unpaid purchases of construction in progress within cash outflows of $534,096 in the investing activities section of your cash flow statement for the nine months ended February 28, 2011. These purchases should not be reflected as a cash outflow in the investing activities section of your cash flow statement nor should they be included in the change in accounts payable until cash is actually used to pay for the construction in progress. Please revise your filings throughout as necessary. Please refer to ASC 230-10-45-13 and 230-10-50-4.

Response:

We have reviewed ASC 230-10-45-13 and ASC 230-10-50-4, and have revised the cash flow statements accordingly, including only the $408,293 that was actually paid in cash during the period. We have included the remaining $125,804 as a supplemental non-cash disclosure which amount represents that amount owed to vendors as of the end of the period as reflected in accounts payable.

Exhibit 99.2 -MesoCoat. Inc. Audited Financial Statements

Note A -Summary of Significant Accounting Policies, page F-7

11.              We note your response to comment 46 from our letter dated August 10, 2011. Considering the significance of your "other" general and administrative expenses to total expenses both for the year ended May 31, 2010 and for the nine months ended February 28, 2011, we believe that transparency to your investors would be enhanced by disclosing the types of costs that you include in other general and administrative expenses during the periods presented. Please note that at this time we are not asking for disclosure of any specific dollar amounts associated with each type of cost included in this line item.

Response:

We have amended our disclosure to include in Note P to the MesoCoat financial statements for the three and nine month periods ended February 28, 2011 and in Note M to the MesoCoat financial statements for the  periods ended May 31, 2010 and 2009, the following information:

For the nine months ended February 28, 2011

"General and Administrative expenses – other

For the nine months ended February 28, 2011 other expenses – general and administrative included the following:

Description	Amount
Employee Benefits	$ 78,762
Rent Expense	50,400
Office Expense	42,598
Utilities	58,353
Travel	24,230
Professional fees	17,173
Repairs and maintenance	13,756
Computer expenses	11,336
Insurance	7,707
Telephone	5,579
Taxes and License	1,903
$ 311,797

                                                                                                                                             "

For the years ended May 31, 2010 and 2010

"General and Administrative expenses – other

For the year ended May 31, 2010 and 2009 other expenses – general and administrative included the following:

	For the years ended May 31,
Description	2010	2009
Employee Benefits	$31,585	$8,078
Rent Expense	2,400	2,200
Office Expense	30,452	1,364
Utilities	4,145	200
Travel	17,614	863
Professional fees	24,470	2,455
Repairs and maintenance	10,382	-
Computer expenses	8,394	1,725
Insurance	7,569	-
Telephone	2,912	281
Bad debt	7,897	-
Taxes and License	1,877	652
	$149,695	$17,819

                                                                                                                                             "

Exhibit 99.5 -Abakan, Inc. Unaudited Proforma Combined Information

General

12.              We note your response to comment 52 from our letter dated August 10, 2011. As previously requested, please ensure that the pro forma subtotal which includes all the pro forma adjustments related to MesoCoat remains. This subtotal column should appear to the right of the MesoCoat pro forma adjustments but to the left of the pro forma adjustments for Powdermet. Please also explain why there are no beginning balances for Powdermet in your pro forma balance sheet as there are for MesoCoat.

Response:

We have revised the presentation of pro forma adjustments related to MesoCoat to add the subtotal column back into the Proforma Balance sheet to the right of the MesoCoat pro forma adjustments and to the left of the pro forma adjustments for Powdermet. We show no beginning balances in this proforma since Powdermet is not presented as a consolidated entity on equity investment utilizing the equity method and as such would not have consolidation entries.

Unaudited Proforma Condensed Statements of Operations, page F-5

13.              We note your response to comment 55 from our letter dated August 10, 2011. However, your revised proforma condensed statements of operations should separately present the amount of net income attributable to the parent and attributable to the non-controlling interest. Please refer to ASC 810-10-45-20 and 810-1O-50-1A.

Response:

We have revised our proforma presentation in accordance with ASC 810-10-45-20 and ASC 810-10-50-1A to separately present the amount of net income attributable to the parent and attributable to the non-controlling interest.

Earnings Per Share Calculation, page F-11

14.       We note your response to comment 59 from our letter dated August 10, 2011. It is unclear why you have included the effect of dilutive securities in your calculation of pro forma diluted earnings per share or EPS for the periods ended February 28, 2011 and May 31, 2010. Since you incurred a net loss for both periods, including potential common shares in your pro forma diluted EPS calculations had an anti-dilutive effect. Please revise your calculations to exclude potentially dilutive securities from your pro forma diluted EPS calculations when the results are anti-dilutive, and disclose separately in a footnote the number of potentially dilutive securities excluded (by type of security). Please refer to ASC 260-10-45-17 through 45-20 as well as ASC 260-10-55-52.

Response:

We have revised our proforma presentation to exclude potentially anti-dilutive securities from our pro forma diluted EPS calculations and have disclosed separately in a footnote the number of potentially dilutive securities excluded.

Current Report on Form 8-K Filed March 25, 2011

Entry into Definitive Agreement. page 2

15.              We note your response to comment 76 from our letter dated August 10, 2011. Rule 804(a)(1) specifically indicates that the requirements of Rule 8-04 apply to the purchase of an interest in a business accounted for by the equity method. Please amend your Form 8-K as soon as possible to provide the required financial statements and pro forma information related to your acquisition of a 41% interest in Powdermet. Please provide on a supplemental basis the investment, asset, and income computations that you performed to determine the significance of this acquisition and, therefore, the financial statement periods required to be filed under Rule 8-04 of Regulation S-X.

Response:

We write to advise that as of the date of this response the requisite financial information required by Rule 8-04 of Regulation S-X in connection with our acquisition of a 41% interest in Powdermet is not available.

Our inability to compile the requisite information in a timely manner is attributed to a number of factors including the absence of our involvement in Powdermet’s accounting procedures, delays associated with a change of accountants at Powdermet and our status as a minority shareholder in the company.

Powdermet is on notice of those requirements of Rule 8-04 of Regulation S-X that are applicable to us and is in the process of compiling the requisite information. Once that information becomes available we are committed to amending our current report on Form 8-K filed on March 25, 2011 to include the information requested.

            We expect that the requisite financial information will be available for disclosure within the next thirty     days.

Form 10-K for the Year Ended May 31, 2011

General

16.              Please address the comments above on your Form 8-K/A filed September 27, 2011 in your filings on Forms 10-K and 10-Q as applicable.

Response:

We have amended our filings on Form 10-K/A and Form 10-Q/A as applicable.

Operating Expenses, page 34

17.              We note your response to comment 61 from our letter dated August 10, 2011 in which you indicated that you would better explain the reason for higher consulting fees in future filings. It appears that you have not done this in your recently filed Form 10-K Please show us how you will revise your future filings, beginning with your next Form 10-Q, to provide an analysis of the business reasons for significant changes in your operating expenses between the periods presented. For example, please revise to explain why consulting expenses increased from $678,798 during fiscal 2010 to $927,776 during fiscal 2011.

Response:

We have amended our Form 10-K and Form 10-Q and will amend future filings to provide an analysis of the business reasons for significant changes in our operating expenses between the periods presented as follows:

Form 10-K/A

“For the period from inception until May 31, 2011, the Company incurred operating expenses of $4,487,181. Operating expenses for the year ended May 31, 2011 were $2,679,969 as compared to $1,405,484 for the year ended May 31, 2010, an increase of 91%. The increase in operating expenses over the comparative periods can be attributed to the increase in general and administrative expenses including professional fees of $232,504 and $120,392 due to added accounting costs and legal expenses incurred in connection with acquiring our interests in MesoCoat and Powdermet, consulting expenses of $927,776 and $678,798 due to the addition of 12 new consultants engaged to expand the operations and marketability of the Company over the prior period, and payroll and benefits expenses of $190,608 and $66,261 due to the engagement of 2 new employees and hiring incentives, all for the years ended May 31, 2011 and 2010, respectively), stock expense on a note conversion of $195,290 and $142,370, and stock option expenses of $964,439 and $313,313 due to new stock option grants to new and existing personnel associated with the Company, for the years ended May 31, 2011 and 2010, respectively.

We expect operating expenses will continue to increase though the reasons for such increases may change as the Company intends to continue to expand operations which expansion will cause it to incur additional costs.”

Form 10-Q/A

“For the period from inception until August 31, 2011, Abakan incurred expenses of $5,544,910. Expenses for the three month period ended August 31, 2011 were $1,056,133 as compared to $519,953 for the three month period ended August 31, 2010, an increase of 103%. The increase in expenses over the comparative periods can be attributed to increases in general and administrative expenses to $106,239 from $29,458 including professional fees that increased to $74,761 from $58,891 due to added accounting costs and legal expenses incurred in connection with acquiring our interests in MesoCoat and Powdermet, consulting costs that increased to $225,372 from $105,045 due to the addition of three new consultants engaged to expand the operations and marketability of the Company over the prior period, payroll and benefits expenses that increased to $137,607 from $24,557 due to the engagement of two new employees and hiring incentives; depreciation and amortization expenses that increased to $82,059 from $1,378 due to our interest in MesoCoat; and stock option expenses which increased to $338,517 from $169,024 due to new stock option grants to new personnel.

We expect that expenses will continue to increase over the next twelve months as Abakan follows a growth strategy that will cause it to incur additional costs.”

Item 8. Financial Statements and Supplementary Data, page 37

Report of Independent Registered Public Accounting Finn, page F-2

18.              Skoda Minotti's audit report includes a going concern paragraph but does not use the words "substantial doubt" as required by paragraph 12 of AU Section 341. Please amend to provide a revised audit report that meets the requirements of AU Section 341.

Response:

We have amended our Form 10-K to include a new audit report that includes the words “substantial doubt” as required by paragraph 12 of AU Section 3411.

19.              We note that your current auditor refers to a predecessor auditor that audited your financial statements for the period from June 27, 2006 (inception) through May 31, 2010. While this reference to a predecessor auditor that audited a portion of the cumulative data is permitted, your Form 10-K still needs to include an audit opinion that covers the entire period from June 27, 2006 (inception) through May 31, 2011. Please coordinate with your auditors and amend your Form 10-K to provide a revised audit report that also covers the entire period from June 27, 2006 (inception) through May 31, 2011.

Response:

We have amended our Form 10-K to include a new audit report that covers the entire period from inception through May 31, 2011.

Note 2 -Significant Accounting Policies, page F-12

20.              We note from page F-4 of your financial statements that you had no cash or cash equivalents as of May 31, 2011. Please quantify for us the extent of overdrawn cash balances and tell us how you have classified these overdrafts both in your balance sheet as of May 31, 2011 and 2010 and in your cash flow statement for the years ended May 31, 2011 and 2010.

Response:

As of May 31, 2011, we had a cash overdraft of $12,521 that is reflected in the accounts payable amount of $202,017 and is included on the cash flow statement in the change of accounts payable as of May 31, 2011. As of May 31, 2010, we had no cash overdraft balance.

Note 7 -Investment in non-controlling interest, page F-19

21.              We note your response to comment 66 from our letter dated August 10, 2011. Although Article 8 of Regulation S-X does not contain an equivalent to Rule 3-09 of Regulation S-X regarding the provision of separate financial statements for significant equity investees, we believe that equity method investee financial statements should be provided when material to investors. Since the majority of your future operations and business prospects are dependent on the performance of your significant equity investees, we believe that the financial statements of these investees would likely be material to investors and thus should be provided. In future filings, please include separate financial statements for your significant equity investees.

Response:

We write to advise that our next form 10-K filing for the year ended May 31, 2012 will include complete financials for significant equity investees, specifically for Powdermet. Meanwhile, for the interim periods, we will continue to provide summary financial information for significant equity investees.

22.              We note your disclosure on page F-20 that you have analyzed your investment in accordance with ASC 323 and determined there was no impairment of your investment as of May 31, 2011 because you believe your intention to exercise your future options is an indication of the increase in the fair values of the investment. However, as noted in ASC 323-10-35-31, continued losses experienced by an investee may indicate that a decrease in the value of the investment may be more than temporary. Please tell us in detail how you considered the provisions of ASC 323-10-35 in determining that your MesoCoat equity method investment was not other than temporarily impaired as of May 31, 2011. Please ensure that your response addresses the specific objective evidence that you considered to support your assertion that there was no other than temporary impairment as of May 31, 2011

Response:

On review of ASC 323-10-35 we determined that our equity method investment was not other than temporarily impaired at May 31, 2011 based on our objective evaluation of value associated with MesoCoat at fiscal year-end despite net losses over the period. We focused on progress in research into new products, the development of existing products, the expanded market for these products, prospects for significant contracts and joint ventures with important participants within MesoCoat’s industry applications all within the period. Our evaluation caused us to reach the conclusion that our equity method investment was only temporarily impaired at May 31, 2011 and that any provision to the contrary would be misleading to our shareholders.

23.              We note your response to comment 71 from our letter dated August 10, 2011. Please tell us the authoritative literature that you relied upon to support capitalizing $250,000 of liquidated damages as part of your purchase price for the 41 % interest in Powdermet.

Response:

We wish to correct our erroneous response to your prior comment 71 to indicate that the entire amount paid in liquidated damages was expensed rather than capitalized. The expense is detailed on our Statement of Operations under Other (expense) Income, subtitled Liquidated damages.

Note 8 -Earnings-Per-Share Calculation, page F-17

24.              We note your response to comment 63 from our letter dated August 10, 2011. It is unclear why you have included the effect of dilutive securities in your calculation of diluted EPS for the years ended May 31, 2011 and 2010. Since you incurred a net loss for both years, including potential common shares in your diluted BPS calculations had an anti-dilutive effect. Please show us how you will revise your calculations in future filings to exclude potentially dilutive securities from your diluted EPS calculations when the results are antidilutive, and disclose by type the number of potentially dilutive securities excluded. Please refer to ASC 260-10-45-17 through 45-20 as well as ASC 260-10-55-52.

Response:

We have revised our disclosure on Form 10-Q to exclude potentially dilutive securities from our diluted EPS calculations when the results are anti-dilutive and to disclose by type the number of potentially dilutive securities that were excluded from the calculation in the footnotes.

Note 12 -Commitments and Contingencies, page F-33

25.       You disclose on page 35 that you have committed to fund any shortfalls in the construction of MesoCoat's manufacturing plant if they are unable to raise funds in the normal course of business. In light of MesoCoat' s operating losses and negative working capital as of May 31, 2011, please tell us whether you considered the risk of loss associated with this commitment to be probable, reasonably possible, or remote. Please also tell us the maximum amount of capital expenditures that you committed to fund. To the extent that you have determined the likelihood of incurring a loss is reasonably possible, please show us how you will revise your future filings to disclose one of the following:

•     Quantify the amount or range of reasonably possible losses in excess of any amounts accrued;

•     Indicate that the amount of reasonably possible losses in excess of any amounts accrued is not material to your financial statements; or

•     Indicate that the amount cannot be estimated. If you were unable to estimate the extent of additional reasonably possible losses as of May 31, 2011, please tell us the reasons why.

Response:

We have revised our disclosure on Form 10-K and herein to make clear the nature of our commitment to fund shortfalls in the construction of MesoCoat’s new manufacturing facility in Euclid, Ohio. Our revised disclosure makes clear that our verbal commitment to fund any shortfalls in the construction does not rise to the threshold requirements of a contract and therefore have not deemed it necessary to consider the risk of loss associated with this commitment.

In connection with Abakan’s response to these comments, we confirm the following:

•         Abakan is responsible for the adequacy and accuracy of the disclosure in its filing;

•         staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         Abakan may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments.  Should you have any additional comments or questions regarding Abakan’s filing please contact us.

 /s/ Robert H, Miller

_________________________

Robert H. Miller

Chief Executive Officer

Attachments

Form 8-K/A-2 - redline

Form 10-K/A May 31, 2011 - redline

Form 10-Q/A August 31, 2011 - redline